August 28, 2009

Via Facsimile and EDGAR

Mr. Chris White

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C.  20549-3651

Re:	Pinnacle Gas Resources, Inc. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2008 filed
April 15, 2009

Dear Mr. White:

We are counsel to the Company.  We have reviewed your comments concerning the Company’s December 31, 2008 Form 10-K filing and have prepared this response letter based on information provided by the Company.  We are available to discuss any of the responses in further detail at your convenience.

Response to Comment #1

The Company’s proved reserves are located in the Powder River Basin in northeastern Wyoming.  The production from these reserves is transported on the Fort Union Gas Gathering System, Thunder Creek Pipeline and Grasslands Pipeline.  The gas is sold based on the Rocky Mountain Interstate Gas first of the month index as shown in the Gas Daily price guide.  All gathering, transportation and gas sales contracts are arms-length negotiated contracts, as demonstrated by the Company’s gas gathering agreements which have been supplied as exhibits to Form 10-K for the year ended December 31, 2008. (p.105, Exhibit 10.5 and 10.6).  Based on these factors, the Company believes that it has access to markets that received $4.61 per MCF as of the end of 2008.

Response to Comment #2

In the 10-K, the potential drilling locations are reported on a gross basis while the acreage was disclosed on a net basis.  The table below also includes acreage on a gross basis which is used to calculate the estimated number of drilling locations.

Attorneys at Law 16 Market Square 6th Floor 1400 16th Street Denver CO 80202-1486 tel 303 292 2900 fax 303 292 4510 www.moyewhite.com

Per the table, the estimated total gross acres in the Powder River Basin are 444,000 acres and the estimated potential drilling locations are 5,030 which indicates one well for approximately every 88 acres.  The regulatory approved spacing unit is eighty acres.  In the Green River Basin, the estimated total gross acres are 33,000 acres and the estimated potential drilling locations are 170 which indicates one well for approximately every 194 acres.  The regulatory approved spacing unit is 160 acres.  However in some fields, more than one well is allowed per spacing unit due to technical requirements limiting multiple coal zones to one well bore only.

A potential location is a future location based on the number of gross acres divided by a typical regulatory approved spacing unit.

	Producing Wells as of December 31,		Producing Wells as of December 31,		Estimated Potential	Estimated Total	Estimated Total
	2008		2007		Drilling	Net	Gross
	Gross	Net	Gross	Net	Locations (1)	Acres (1)	Acres (1)
Recluse	427	209	431	214	500	16,000	34,000
Cabin Creek	156	104	89	53	540	37,000	55,000
Kirby	23	15	114	75	1,465	44,000	97,000
Deer Creek	57	38	0	0	520	41,000	49,000
Bear Creek	0	0	0	0	885	64,000	76,000
Bradshaw	0	0	0	0	970	71,000	79,000
Green River Basin	0	0	0	0	170	32,000	33,000
Other	0	0	0	0	150	27,000	54,000
Total	663	366	634	342	5,200	332,000	477,000

Response to Comment #3

The Company estimates that the average life of a Green River Basin coal bed well will be approximately 25 years is based on the estimate of reserves and future revenue as of December 31, 2008, as indicated by Netherland, Sewell and Associates, Inc., that 157 locations were economic with an average reserve life of 26.7 years. We have attached the respective single line summary as Exhibit “A” for your reference.

Response to Comment #4

The Company believes that the current disclosure accurately and completely describes the breakdown of drilling locations.  In future disclosures, the Company will ensure that only well locations associated with proved reserves are disclosed, except as otherwise permitted under the then applicable oil and gas reporting rules.

Response to Comment #5

The Company’s reserves are broken down as follows:

	Bcf	%
Proved Developed Producing	10.5	38%
Proved Developed non-producing	4.9	18%
Proved Undeveloped	12.3	44%
Total Proved	27.7	100%

In future disclosures, the Company will clarify that approximately 44% of its total proved reserves are undeveloped and approximately 18% are developed non-producing.

Response to Comment #6

The Company does not believe any additional disclosure is necessary because there are not a substantial number of drilled wells that are offsetting the Company’s properties.  As of December 31, 2008, the Company had working interest in 663 producing wells of which 49 of the producing wells or 7% of its total producing well count had contiguous 80 acre offsetting wells which were producing and in which the Company had no working interest. Since the Company’s wells were producing, drainage by offsetting wells should not be a factor.

Of the 881 proved drilling locations identified by Netherland, Sewell and Associates, Inc., as of December 31, 2008, 36 of these drilling locations or 4% are currently offset by producing wells in which the Company does not have a working interest.

The Company will review the status of offsetting wells as of December 31, 2009 and, if appropriate, revise the risk factor disclosure in the December 31, 2009 Form 10-K and future disclosures.

Response to Comment #7

For 2008, revision of previous estimates was a decrease of 3,388,139 Mcf of which 2,401,801 Mcf was attributable to price change and 986,339 Mcf was attributable to performance changes.

Response to Comment #8

The following is a reconciliation of the Company’s production forecast for 2008 from its 2007 reserve report compared to actual production for 2008:

Mcf
December 31, 2007 net gas production for 2008 (1)	4,054,242
Actual production for 2008	3,869,925
Difference	184,317
Production decrease due to unexpected pipeline maintenance in September, 2008	(69,500)
Production decrease due to shutting-in wells because of price constraints in November and December, 2008	(51,800)
Production decrease due to lack of water management on our Kirby/Deer Creek producing wells	(63,017)
Reconciled Production	—

(1) Please see Exhibit “B”

Response to Comment #9

The reconciliation of the operating costs used in the December 31, 2008 total proved reserve report to actual 2008 operating costs is as follows:

	2008 Actual	2008 Reserve Report
Production Taxes	$1,941	$12,364
Lease Operating Expenses	$6,450	$29,400
Marketing & Transportation	$4,694	$22,263
Total	$13,085	$64,027

The 2008 actual expenses are higher on a per unit basis due to the following:

Production Taxes — Production taxes are a percentage of gross revenue.  The price received per Mcf for 2008 was $5.80 while the reserve report was based on a price of $4.61 per Mcf.  Therefore, on a per unit basis, the 2008 production tax will be higher than the amount reflected in the reserve report.

Lease Operating Expenses — Actual lease operating expenses on a per well basis for the prior twelve months are used for the reserve report.  In addition, any renegotiated operating cost increases or decreases that are known prior to December 31, 2008 are added or subtracted from the monthly well charges used in the reserve report.  As volumes increase on a per well basis, operating costs decrease on a per unit basis as the primary components of operating costs such as power, labor and pump replacements are fixed. Thus, the well count and economics of scale contribute to the lower per unit cost per the reserve report.

Transportation and Marketing — An additional $22.3 million should be added to the reserve report forecast of $41.8 million as transportation, gathering and compression fees are deducted from the CIG Rocky Mountain spot price in the reserve report.  The reserve report indicates total revenue of $105.4 million based on 27.7 Bcf or a price per Mcf of $3.80. Transportation and marketing costs account for the difference between the CIG Rocky Mountain spot price on December 31, 2008 of $4.61 and the realized price of $3.80.

Transportation and marketing are based on the arms-length contracts which we transport, gather and compress our gas.  These contracts have various per unit charges, and fixed charges on a monthly basis and demand fees.  Both economies of scale and higher volumes on a per well basis contribute to the projected transportation and marketing on the reserve report.

Closing Comments

Based on our review of your comments, we do not believe that any of these issues warrant an amendment to the 10-K for the year ended December 31, 2008.  No financial results have been affected and the proposed amendments are minor and technical in nature and do not have a material impact on the disclosures made in the 10-K.  The Company will however, incorporate your comments and necessary supplemental disclosures into its Form10-K for the year ended December 31, 2009.

With respect to this comment letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions regarding these issues, please contact me or Ms. Jackie Benson of our firm at (303) 292-2900.

Sincerely,

Moye White LLP

/s/ John W. Kellogg
John W. Kellogg, Esq.

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